James Imbriaco
Vice President
General Counsel and Secretary

GenTek Inc.
90 East Halsey Road
Parsippany, NJ 07054
Office: 973-884-6952
Fax: 973-515-3244
E-mail: jimbriaco@gentek-global.com

March 20, 2008

Ms. Pamela Long, Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, DC 20549-7010

Re: GenTek Inc.
Form 10-K for the fiscal year ended December 31, 2006
Filed March 20, 2007
File No. 1-14789

Dear Ms. Long:

In connection with your review of the above-referenced Form 10-K, this letter sets forth the response of GenTek Inc. (the “Company” or “GenTek”) to the Staff’s comment set forth in its letter dated March 18, 2008. For your convenience, the Staff’s comment is set forth immediately preceding our response.

Definitive Proxy Statement on Schedule 14A, filed April 25, 2007

Compensation Benchmarking and the Broad-Based Comparator Group, page 16

1. Thank you for your response to our prior comment 1. Please note that we remain concerned with your analysis regarding the individual performance targets. Please note that the standard for confidential treatment that the staff applies, which is articulated in National Parks and Conservation Association v Kleppe, 547 F.2d 673 (D.C. Cir. 1976), is that the information be “likely to cause substantial harm to the competitive position of the parties from whom [the information] had been obtained.” (emphasis added). Your argument does not clearly explain how any possible competitive harm would be likely or substantial. Further, with regard to materiality, please note that information must be disclosed if it is material to the compensation decisions the company makes. Whether the performance targets related to day-to-day matters that are independently material to investors does not affect the analysis whether disclosure is required in CD&A.

Response: The Company withdraws its objection to the disclosure of the individual performance targets as set forth in its letter of March 11, 2008, and will disclose the individual performance targets for each of the named executive officers in its Compensation Discussion and Analysis relating to the year ended December 31, 2007, which will be included in the 2008 Proxy and incorporated by reference into the Company’s annual report on Form 10-K for the year ended December 31, 2007.

* * * * * * * * * * * * * * * * * * *

In providing the foregoing response to your comment letter, the Company acknowledges that:

  it is responsible for the adequacy and accuracy of the disclosure in its filing;
  staff comments or changes to disclosure in response to comments do not foreclose the SEC from taking any action with respect to the filing; and
  it may not asset the comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States

We hope this letter is responsive to your comments and requests for information. We would like to reiterate that the Company’s goal is to resolve these comments in a manner that is acceptable to the SEC staff.

Should you have any questions or further comments, please do not hesitate to contact me at (978) 884-6952.

Very truly yours,

/s/ James Imbriaco

James Imbriaco

JI:fs
cc:	Tricia Armelin
Matt Franker
John Cash
Thomas B. Testa, Chief Financial Officer, GenTek Inc.
William O’Neill, Latham & Watkins LLP